SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 001-34989

iSoftStone Holdings Limited

Building 16, Dong Qu,

10 Xibeiwang Dong Lu, Haidian District

Beijing 100193, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

iSoftStone Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated August 28, 2014	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iSoftStone Holdings Limited

By:	/s/ Cheng Zhang
Name:	Cheng Zhang
Title:	Acting Chief Financial Officer

Date: August 29, 2014

Exhibit 99.1

iSoftStone Announces Closing of Merger

BEIJING, China, August 29, 2014 — iSoftStone Holdings Limited (“iSoftStone” or “the Company,” NYSE: ISS), a leading China-based IT services provider in the People’s Republic of China, announced today the completion of the merger (the “merger”) with New iSoftStone Acquisition Limited (“Merger Sub”), a wholly-owned subsidiary of New iSoftStone Holdings Limited (“Parent”), pursuant to the agreement and plan of merger (the “merger agreement”) dated April 18, 2014 by and among Parent, Merger Sub and the Company. As a result of the merger, the Company ceased to be a publicly traded company and became a wholly-owned subsidiary of Parent.

Under the terms of the merger agreement, each of the Company’s ordinary shares, par value US$0.0001 per share (the “Shares”) issued and outstanding immediately prior to the effective time of the merger has been canceled in exchange for the right to receive US$0.57 in cash without interest, and each of the Company’s American depositary shares, each representing ten Shares (the “ADSs”) issued and outstanding immediately prior to the effective time of the merger has been canceled in exchange for the right to receive US$5.70 in cash without interest (less US$0.05 per ADS cancellation fee), other than (a) Shares (including Shares represented by ADSs) owned by New Tekventure Limited (“Holdco”), Parent, Merger Sub or the Company (as treasury shares, if any), or by any direct or indirect wholly-owned Subsidiary of Holdco, Parent, Merger Sub or the Company, in each case immediately prior to the effective time of the merger, (b) Shares (including Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise and/or vesting of the options, restricted shares and restricted share unit awards of the Company issued under its share incentive plans (the “Share Awards”), (c) Shares (including Shares issuable under Share Awards and Shares represented by ADSs) beneficially owned by certain rollover shareholders and (d) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Companies Law (the Shares described under (a) through (d) above are collectively referred to herein as the “Excluded Shares”).

Shareholders of record as of the effective time of the merger who are entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration. Shareholders should wait to receive the letter of transmittal before surrendering their share certificates. As soon as practicable after the date of this announcement, J.P. Morgan Chase Bank, N.A., in its capacity as ADS depositary (the “ADS Depositary”) will call for the surrender of all ADSs (other than any ADS that represents Excluded Shares) for delivery of the merger consideration. Upon the surrender of ADSs, the ADS Depositary will pay to the surrendering holders US$5.70 per ADS surrendered in cash without interest (less US$0.05 per ADS cancellation fee).

The Company also announced today that it has requested that trading of its ADSs on the New York Stock Exchange (“NYSE”) be suspended. The Company requested NYSE to file a notification on Form 25 with the Securities and Exchange Commission (the “SEC”) to remove its ADSs from listing on NYSE and withdraw the registration of its registered securities under section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The deregistration under section 12(b) will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company will also terminate the registration of its registered securities under section 12(g) of the Exchange Act and suspend its reporting obligations thereunder by filing a certificate and notice on Form 15. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration under section 12(g) becomes effective in 90 days after the filing of Form 15 or such shorter period as may be determined by the SEC.

In connection with the merger, Goldman Sachs (Asia) L.L.C. is serving as financial advisor to the independent committee of the board of directors of the Company (the “Independent Committee”). Kirkland & Ellis is serving as U.S. legal advisor to the Independent Committee and Hankun Law Offices and Maples and Calder are serving as PRC and Cayman Islands legal advisors to the Company, respectively. O’Melveny & Myers is the Company’s U.S. legal advisor.

Lazard is serving as financial advisor to Mr. Tianwen Liu, the Chairman and Chief Executive Officer of the Company, funds managed by China Everbright Investment Management Limited and certain other management members and shareholders of the Company and their respective affiliates (collectively, the “Buyer Group”). Cleary Gottlieb Steen & Hamilton LLP is serving as U.S. legal advisor and with respect to the debt financing, Hong Kong and English law legal advisor to the Buyer Group and Zhong Lun Law Firm and Conyers Dill & Pearman are serving as PRC and Cayman Islands legal advisors to the Buyer Group, respectively. Clifford Chance is serving as Hong Kong and English law legal advisor to the mandated lead arranger of the debt financing and Fangda Partners and Walkers are serving as PRC and Cayman Islands legal advisors, respectively, to the mandated lead arranger of the debt financing.

About iSoftStone Holdings Limited

Founded in 2001, iSoftStone is a leading China-based IT services provider serving both greater China and global clients. iSoftStone provides an integrated suite of IT services and solutions, including consulting & solutions, IT services, and business process outsourcing services. The company focuses on industry verticals that include technology, communications, banking, financial services, insurance, energy, transportation, and public sectors.

Cautionary Statement concerning Forward Looking Statements

This document may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

iSoftStone Holdings Limited

Mr. Charles Zhang

Acting Chief Financial Officer

ir@isoftstone.com

Christensen

Mr. Tom Myers

tmyers@christensenir.com

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